UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2021

Commission File Number: 001-38714

STONECO LTD.

(Exact name of registrant as specified in its charter)

4th Floor, Harbour Place

103 South Church Street, P.O. Box 10240

Grand Cayman, KY1-1002, Cayman Islands

+55 (11) 3004-9680

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

STONECO LTD.

INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statement on Form S-8 (Registration Number: 333-230629) and Form F-3 (Registration Number: 333-244404) of StoneCo Ltd. (Nasdaq: STNE) (“Stone”) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

TABLE OF CONTENTS

Item

1.	StoneCo Ltd. Press Release dated June 16, 2021.

2.	Material Fact, filed by LINX S.A. (“Linx”) with the Brazilian Securities Commission on June 16, 2021 in connection with the business combination of Linx and STNE Participações S.A., a subsidiary of Stone.

3.	Notice to Shareholders, filed by Linx with the Brazilian Securities Commission on June 16, 2021 in connection with the business combination of Linx and STNE Participações S.A., a subsidiary of Stone.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

StoneCo Ltd.

By:	/s/ Thiago dos Santos Piau
	Name:	Thiago dos Santos Piau
	Title:	Chief Executive Officer

Date: June 17, 2021

Item 1

StoneCo Ltd. Press Release dated June 16, 2021

BRAZILIAN ANTITRUST AUTHORITY (CADE) UNANIMOUSLY APPROVES BUSINESS COMBINATION BETWEEN STONE AND LINX WITH NO RESTRICTIONS

GEORGE TOWN, Grand Cayman, June 16, 2021 - StoneCo Ltd. (Nasdaq: STNE) (“Stone”), a leading provider of financial technology solutions that empower merchants to conduct commerce seamlessly across multiple channels, today announces that CADE, the Brazilian antitrust authority, unanimously approved, on this date, the business combination between STNE Participações S.A. (“STNE”), a controlled company of Stone that holds the software investments business of the Stone group in Brazil and Linx S.A. (B3: LINX3; NYSE: LINX) (“Linx”), a leading provider of retail management software in Brazil (“Transaction”), with no restrictions.

Stone believes that the business combination with Linx represents a significant value creation opportunity for all stakeholders, including clients, shareholders and employees and will help accelerate Stone’s mission of empowering Brazilian merchants of all sizes to manage their businesses more effectively through technology.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of the U.S. Securities Act of 1933, as amended, or an exemption therefrom.

Additional Information and Where to Find It

In connection with the Transaction, Stone and Linx have filed relevant materials with the SEC including a registration statement of Stone on Form F-4. The Form F-4 contains a prospectus and other documents. INVESTORS AND SECURITY HOLDERS OF STONE AND LINX ARE URGED TO READ THE FORM F-4 AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT

INFORMATION ABOUT STONE, LINX AND THE TRANSACTION AND RELATED MATTERS. The Form F-4 and all other documents filed with the U.S. SEC in connection with the Transaction are available, free of charge, on the U.S. SEC’s website at www.sec.gov. In addition, the Form F-4 and all other documents filed with the U.S. SEC in connection with the Transaction are available, free of charge, to U.S. shareholders of Stone on Stone’s website at http://www.stone.co.

Forward Looking Statements

This communication contains certain statements that are “forward-looking” statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934. Words such as “anticipate”, “believe”, “continue”, “could”, “estimate”, “expect”, “hope”, “intend”, “may”, “might”, “should”, “would”, “will”, “understand” and similar words are intended to identify forward looking statements. These forward-looking statements include, but are not limited to, statements regarding the Transaction. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this communication. For example, the expected timing and likelihood of completion of the Transaction, that could reduce anticipated benefits or cause the parties to abandon the Transaction, the ability to successfully integrate the businesses, the occurrence of any event, change or other circumstances that could give rise to the termination of the agreements relating to the Transaction, the risk that the parties may not be able to satisfy the conditions to the Transaction in a timely manner or at all, risks related to disruption of management time from ongoing business operations due to the Transaction, the risk that any announcements relating to the Transaction could have adverse effects on the market price of the shares of Stone or Linx, the risk that the Transaction and its announcement could have an adverse effect on the ability of Stone and Linx to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers and on their operating results and businesses generally, the risk that problems may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected, the risk that the combined company may be unable to achieve cost-cutting synergies or it may take longer than expected to achieve those synergies, and other factors. All such factors are difficult to predict and are beyond Stone’s control, including those detailed in Stone’s annual reports on Form 20-F and current reports on Form 6-K that are available on its website at http://www.stone.co and on the SEC’s website at http://www.sec.gov. Stone’s forward-looking statements are based on assumptions that Stone believes to be reasonable but that may not prove to be accurate. Stone undertakes no obligation to publicly release the result of any revisions to any such forward-looking statements that may be made to reflect events or circumstances that occur, or which we become aware of, except as required by applicable law or regulation. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

About Stone

Stone is a leading provider of financial technology solutions that empower merchants to conduct commerce seamlessly across multiple channels and help them grow their businesses.

Contact:

Investor Relations

investors@stone.co

Item 2

Material Fact, filed by Linx with the Brazilian Securities Commission on June 16, 2021 in connection with the business combination of Linx and STNE Participações S.A., a subsidiary of Stone.

LINX S.A.
Publicly Held Company
Brazilian Taxpayers’ Number (CNPJ): 06.948.969/0001-75

NIRE: 35.300.316.584

MATERIAL FACT

LINX S.A. (B3: LINX3 | NYSE: LINX) (“Company”), in compliance with the provisions of article 157, paragraph 4 of Law No. 6,404, of December 15, 1976, and of CVM Instruction No. 358, of January 3, 2002, in addition to the Material Facts disclosed on November 17, 2020 and March 19, 2021 and to the Notice to the Market disclosed on April 7, 2021 and May 26, 2021, informs to its shareholders and the market in general, in the context of the business combination of Linx and STNE Participações S.A. (jointly, the “Companies”), contemplated in the “Protocol and Justification of the Merger of Shares issued by Linx S.A. into STNE Participações S.A.” (“Protocol and Justification”) dated October 2, 2020 (“Transaction” and “Protocol and Justification”, respectively), approved by the Extraordinary General Shareholders’ Meetings of Linx and STNE held on November 17, 2020, that, in the 179th Ordinary Session of Judgment of the Administrative Tribunal of Economic Defense (“Tribunal”) of the Brazilian Antitrust Authority (Conselho Administrativo de Defesa Econômica – “CADE”) held on this date, CADE´s Tribunal, by unanimous decision, denied the appeals against Technical Opinion No. 4/2021/CGAA2/SGA1/SG (SEI No. 0880478) from CADE´s General Superintendence, and, consequently, approved, without restrictions, Concentration Act No. 08700.003969/2020-17, which subject matter is the Transaction. Therefore, the condition precedent for closing related to the approval of the Transaction by CADE has been implemented.

Linx also informs that, on this date, the Companies reciprocally formalized the verification (or waiver by the applicable party, as applicable) of all the conditions precedent for closing of the Transaction, as provided in the definitive documents of the Transaction and reflected in the Protocol and Justification, making the Transaction final, therefore.

Considering the information above, the Companies will proceed to closing of the Transaction, as per the procedures and terms of the Notice to the Shareholders to be disclosed on this date, as well as other disclosures that may be carried out by the Company and by STNE.

The Company will maintain its shareholders and the market in general informed, in compliance with the applicable laws and regulations.

São Paulo, June 16, 2021.

LINX S.A.

Ramatis Rodrigues

Investors Relations Officer

Item 3

Notice to Shareholders, filed by Linx with the Brazilian Securities Commission on
June 16, 2021 in connection with the business combination of Linx and
STNE Participações S.A., a subsidiary of Stone.

LINX S.A.

Publicly Held Company

Brazilian Taxpayers’ Number (CNPJ): 06.948.969/0001-75

NIRE: 35.300.316.584

NOTICE TO SHAREHOLDERS

LINX S.A. (B3: LINX3 | NYSE: LINX) (“Company”), in addition to the Material Fact disclosed by the Company on this date, under which it communicated to the market the final approval by the Brazilian Antitrust Authority (Conselho Administrativo de Defesa Economica – CADE Tribunal) and the fulfillment or waiver of the other conditions precedent for the consummation of the business combination of Linx and STNE Participações S.A. (“STNE” and “Transaction”), pursuant to the Protocol and Justification of the Merger of Shares issued by Linx S.A. into STNE Participações S.A. (“Protocol and Justification”), dated October 2, 2020, approved by the Extraordinary General Shareholders’ Meetings of Linx and STNE held on November 17, 2020, informs its shareholders of the next steps for the consummation of the Transaction (“Closing”), as follows:

I.	Summary of the Transaction Structure

Pursuant to the Protocol and Justification, and as approved by the Company and by STNE at their respective general shareholders’ meetings, the Transaction contemplates, as interdependent and linked transactions:

i.	the merger of all outstanding Linx shares (“Linx Shares”) by STNE, with delivery to the Linx shareholders (“Linx Shareholders”), in exchange for each Linx common share held by such shareholder (including the Linx Shares underlying the Linx ADS, as defined below), of one mandatorily redeemable Class A preferred share and one mandatorily redeemable Class B preferred share, both issued by STNE (“STNE New Shares”);

ii.	followed by the redemption by STNE of all the STNE New Shares upon payment of a certain amount in cash and delivery of (a) Class A shares issued by StoneCo (“StoneCo”), traded on the Nasdaq Global Select Market (“Nasdaq”), or (b) Level I BDRs (Brazilian Depositary Receipts) ("StoneCo BDR"), admitted for trading on the B3 S.A. – Brasil, Bolsa, Balcão (“B3”) backed by Class A StoneCo shares traded on NASDAQ.

For the avoidance of doubt, “Linx Shareholders” include The Bank of New York, as the depositary in the United States of America (“Linx ADS Depositary”) of the Linx Shares represented by American Depositary Shares – ADS (“Linx ADS”) traded on the New York Stock Exchange (“NYSE”).

Subject to the adjustments provided in the Protocol and Justification and indicated herein, which will be determined by the parties and communicated to the market by June 24, 2021, the redemption of the STNE New Shares will take place as follows:

i.	the holder of each STNE Class A preferred share will receive, in exchange for its redemption, thirty three reais and fifty six cents (R$ 33,56), to be adjusted pro rata die by the CDI rate variation counted as from the sixth month as from August 11, 2020 until the date of the actual payment; and

ii.	the holder of each STNE Class B preferred share will receive, in exchange for the redemption each STNE Class B preferred share, 0.0126774 StoneCo BDR traded on the B3, provided that each StoneCo BDR will correspond to one StoneCo Class A Share, traded on NASDAQ (“StoneCo Class A New Shares”).

In relation to the holders of Linx ADS, the Linx ADS Depositary will request to the depositary institution of the StoneCo BDRs the cancellation of the StoneCo BDRs received by it in the capacity of Linx Shareholder. The StoneCo Class A New Shares which backed the cancelled StoneCo BDRs will be delivered by the Linx ADS Depositary to the holders of Linx ADSs, as described below.

II.	Closing of the Transaction

Pursuant to the Material Fact disclosed by the Company on this date, the Company and STNE entered into a Closing Memorandum formalizing the verification (or waiver by the applicable party, as the case may be) of all the conditions precedent for Closing of the Transaction pursuant to the Protocol and Justification, making the Transaction final, therefore.

In view of the above, the Closing of the Transaction will entail the execution of several interdependent and linked acts, in distinct dates, as summarized below and described in detail in the following items:

•	June 25, 2021: final day of trading of Linx Shares on the B3 and Linx ADS on the NYSE.

•	June 28, 2021: beginning date of trading of StoneCo BDRs on the B3 and of the rights to receive the StoneCo Class A New Shares on NASDAQ, subject to their effective issuance (when-issued basis).

•	June 30, 2021: date of the merger of the Linx Shares by STNE and of the redemption of the Class A and Class B preferred shares issued by STNE, with effective replacement of the Class B STNE shares by StoneCo BDRs and effective credit of the StoneCo BDRs in the custody accounts of the Linx Shareholders.

•	June 30, 2021: date on which STNE will assume the management of Linx and its subsidiaries.

•	By July 7, 2021: payment by STNE to the Linx Shareholders of the Adjusted Cash Installment (as defined below).

•	On or around July 12, 2021: delivery of StoneCo Class A New Shares to the holders of the respective negotiation rights (when-issued basis) and of the Adjusted Cash Installment converted into US Dollars to the holders of Linx ADSs.

•	As from July 16, 2021: deposit of StoneCo BDRs and of the Adjusted Cash Installment in the accounts indicated by the Linx Shareholders Register (as defined below).

III.	Base Date Definition

For the purposes of the merger of Linx Shares by STNE, the holders of Linx Shares at the close of trading on July 25, 2021 (including the Depositary of Linx ADS) (“Base Date”), other than STNE, will be considered the Linx shareholders (“Linx Shareholders”).

IV.	Linx Shares and Linx ADS Trading Closure

The Linx Shares trading on the B3 and de the Linx ADS trading on the NYSE will end on the Base Date.

V.	Beginning of StoneCo BDR and StoneCo Class A Share Trading

The StoneCo BDRs will begin trading on B3 on June 28, 2021.

The trading on NASDAQ of the rights to receive the StoneCo Class A New Shares (to be issued in substitution of the StoneCo BDRs received by the holders of Linx ADS) subject to its actual issuance (when-issued basis) will begin on June 28, 2021.

VI.	Linx’s administration change date

On June 30, 2021, STNE will assume the management of Linx and its subsidiaries.

VII.	Settlement date of BDRs Installment, Settlement Date of the Cash Installment and Credit Date of the StoneCo BDRs

The merger of Linx Shares by STNE and the redemption of the STNE New Shares will occur on June 30, 2021.

As a result of the merger of the Linx Shares and the redemption of the STNE New Shares:

i.	On June 30, 2021 (“BDRs Installment Settlement Date”) the Class B preferred shares issued by STNE will be replaced by StoneCo BDRs, with the effective credit of the StoneCo BDRs in the custody accounts of the Linx Shareholders; and

ii.	By July 7, 2021 (“Cash Installment Settlement Date”), date in which the custodian financial institution of the shares issued by the Company, Banco Bradesco S.A., will complete the implementation procedures of the respective payment, STNE will pay to the Linx Shareholders the Adjusted Cash Installment (as defined below), pursuant to the Protocol and Justification.

Items VIII and IX below describe the methodology for the determination of the final exchange ratio of the Transaction.

VIII.	Replacement by StoneCo Class A New Shares and by StoneCo BDRs

On the BDRs Installment Settlement Date, pursuant to the Protocol and Justification, each STNE Class B preferred share held by Linx Shareholders (including the Linx ADS Depositary) will be redeemed and replaced upon the delivery of 0.0126774 StoneCo BDR, provided that each StoneCo BDR will correspond to one StoneCo Class A Share, subject to the adjustments described in the Protocol and Justification.

Pursuant to the Protocol and Justification, any change in the total number of outstanding shares and in the total number of shares susceptible to conversion based on the compensation plans based in Linx shares will impact, equally and, in the same proportion, the exchange ratio of Linx Shares, increasing or reducing the total amount, for each Linx Share, of the cash portion or of the StoneCo BDRs to be delivered as a result of the consummation of the Transaction.

The final value of the exchange ratio of Linx Shares for StoneCo BDRs, as the case may be, will be determined by the parties pursuant to the Protocol and Justification and a communication will be released in this respect by June 24, 2021.

On the same date, the Linx ADS Depositary will request that the depositary institution of the StoneCo BDRs cancel the StoneCo BDRs received as a Linx Shareholder.

On or around July 12, 2021, the StoneCo Class A New Shares that backed the cancelled StoneCo BDRs will be delivered by the Linx ADS Depositary to the holders of rights to receive StoneCo Class A New Shares subject to its effective issuance (when-issued basis) (tradable by June 28, 2021).

IX.	Liquidation of the Adjusted Cash Installment

On the Cash Installment Settlement Date, the holders of STNE Class A preferred shares will receive the redemption value for each redeemable STNE Class A preferred share, equivalent to thirty-three reais and fifty-six cents (R$ 33,56), to be adjusted pro rata die by the variation of the average daily rate of Brazilian interbank deposits expressed as an annual percentage, based on two-hundred and fifty-two (252) business days, calculated and disclosed daily by the (“DI Index”), verified between February 11, 2021 and the Cash Installment Settlement Date (inclusive), which will be adjusted pursuant to the Protocol and Justification (“Adjusted Cash Installment”).

Pursuant to the Protocol and Justification, the Adjusted Cash Installment will be adjusted by (i) any dividends (including the dividends declared by the Company, pursuant to the Notice to the Market disclosed on the date hereof), interest on equity and other earning declared and/or paid by Linx and/or StoneCo as of October 2, 2020 until the BDRs Installment Settlement Date, included; and (ii) costs occasionally incurred by Linx for the hiring of financial advisors in the context of any concurrent transactions, whether to conduct valuations of for any other reason.

The final amount of the Adjusted Cash Installment will be disclosed to the market by July 6, 2021 and will be paid to the Linx Shareholders (including the Linx ADS Depositary) on the Cash Installment Settlement Date.

Under the terms of the Deposit Agreement that governs the Linx ADSs (the “Linx ADSs Deposit Agreement”), the Linx ADS Depositary will convert or will cause the conversion of the Adjusted Cash Installment received by it as a Linx Shareholder, on the date of receipt, in US Dollars, and will distribute the converted amount (after the deduction of the taxes and expenses applicable pursuant to the Linx ADSs Deposit Agreement) to such holders of Linx ADSs on or around July 12, 2021.

X.	Linx Shareholders with Shares Directedly Registered in the Registered Shares Register

The procedures and dates above apply exclusively to Linx Shareholders that, on the Base Date, have their Linx Shares in custody of a depositary institution admitted on the B3. Therefore, the Company recommends that all Linx Shareholders that have their shares registered directly in a deposit account opened with the depositary institution responsible for the bookkeeping of Linx Shares transfer, prior the Base Date, its shares to a custody account of a custodian agent admitted on the B3.

Linx Shareholders with Linx Shares registered directly in the deposit account opened with the depositary institution responsible for the bookkeeping of Linx Shares on the Base Date (“Linx Shareholders Register”) shall send to Banco Bradesco S.A., bookkeeping bank of the Linx Shares, by email to dac.escrituracao@bradesco.com.br and dac.dr@bradesco.com.br the following information: (i) the custody account held by such shareholder in which the StoneCo BDRs shall be deposited; (ii) the bank account held by such shareholder in which the Adjusted Cash Installment shall be deposited; and (iii) the personal or corporate documents that attest the identification of the Linx Shareholder Register.

The StoneCo BDRs and the Adjusted Cash Installment shall be deposited in the accounts indicated by the Linx Shareholders Register within twenty (20) business days counted as from the integral receipt of the information and documents regarding the custody account and the bank account, but, in any case, only after July 16, 2021.

XI.	Brazilian Tax Regime

XI.A. Resident Investors

The earnings of the Brazilian resident Linx Shareholders, including individuals, legal entities, investment funds and other entities, as a result of the Transaction may be subject to income tax and other tax incidence, according to statutory and regulatory rules applicable to each investor category. The investors shall consult their respective advisors about the applicable taxation and shall be directly responsible for the tax payment potentially applicable.

XI.B Non-Resident Investors

With respect to non-resident Linx Shareholders, the income tax withholding will be made considering the realized capital gain, which shall be deducted from the Adjusted Cash Installment, based on the rates below. The capital gain will correspond to the positive difference between (i) the Transaction value, pursuant to the Protocol and Justification; and (ii) the cost of acquisition of each Linx Share held by each Non-Resident Investor.

For the non-resident investors that operate pursuant to Resolution CMN No. 4.373/14, the following rates will apply:

(i)   25%, in case the shareholder is resident in a country or dependency with favored taxation, pursuant to the laws and regulations of the Brazilian Federal Revenue Secretary in force; or

(ii)  15% in all other cases.

For all other non-resident investors:

(i)   25%, in case the shareholder is resident in a country or dependency with favored taxation, pursuant to the laws and regulations of the Brazilian Federal Revenue Secretary in force; or

(ii)       in all other cases in which item (i) above does not apply, according to the following rates, as provided in Article 21 of Law No. 8.981/1995, as amended by Law No. 13.259/16:

a.   15% over the portion of earnings that does not exceed five million reais (R$ 5,000,000.00);

b.   17.5% over the portion of earnings that exceeds five million reais (R$ 5,000,000.00) and does not exceed ten million reais (R$ 10,000,000.00);

c.   20% over the portion of earnings that exceeds ten million reais (R$ 10,000,000.00) and does not exceed thirty million reais (R$ 30,000,000.00); and

d.   22.5% over the portion of earnings that exceeds thirty million reais (R$ 30,000,000.00).

STNE, as the purchaser of the Linx Shares in the context of the Transaction, will use the information provided by the custody agents of the non-resident Linx Shareholders for the calculation of the capital gain, and such Linx Shareholders shall be responsible for the veracity and completeness of such information. The custody agents shall provide to STNE and Banco do Bradesco S.A. the data of the non-

resident Linx Shareholders on the Base Date, including the average cost of acquisition of the Linx shares, and shall provide the corresponding confirmatory documents, in the form of Appendix I hereto, by 6:00 PM on June 28, 2021, via email to the following recipients: dac.escrituracao@bradesco.com.br, dac.dr@bradesco.com.br and investors@stone.com.br.

STNE, in accordance with the Brazilian Federal Revenue Secretary laws and regulation: (i) will consider as nil the cost of acquisition of the non-resident Linx Shareholders on the Base Date which do not provide the Linx Shares average cost of acquisition by 6:00 PM of June 28, 2021; and (ii) will apply the 25% rate over the earnings of the non-resident Linx Shareholders who fail to report, pursuant to Appendix I, their country or dependency of residence or their tax domicile. StoneCo, Linx or STNE will not be liable, in any case, before the non-resident Linx Shareholders on the Base Date, due to any subsequent adjustment and/or refund of higher overpaid amount.

XI.C. Linx ADS Holders

STNE will adopt the position of not withholding income tax on occasional earnings identified by the Linx ADS holders.

XII.	Fractions of StoneCo Shares and BDRs issued as a result of the Redemption of Shares

Any occasional fractions of StoneCo BDR owed to the Linx Shareholders due to the redemption of the STNE Class B preferred shares will be grouped by STNE in integral numbers to be subsequently sold on the B3 administered market, after the BDRs Installment Settlement Date. The proceeds from such sale will be made available net of fees to the Linx Shareholders that are holders of the respective fractions, proportionally to its participation in each share sold, on a date to be in formed in due course.

The Company will maintain its shareholders and the market in general informed, in compliance with the applicable laws and regulations.

São Paulo, June 16, 2021

APPENDIX I
to the

Notice to Shareholders

NAME	CPF/CNPJ	TAX DOMICILE	FRAMEWORK IN TERMS OF CMN RESOLUTION No. 4.373/14	NUMBER OF SHARES	AVERAGE COST OF ACQUISITION
		(COUNTRY)	(yes/no)

* The Company and STNE request that the above information be forwarded in xls. format (Excel file), followed by the corresponding support and corroborating documents.